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Christina Edling Melendi

Direct Phone: 212.705.7814

Direct Fax: 212.702.3624

christina.melendi@bingham.com

May 14, 2012

Confidential

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Silvercrest Asset Management Group Inc.

Ladies and Gentlemen:

This is a confidential submission for non-public view of a draft registration statement for Silvercrest Asset Management Group Inc. (the “Issuer”). Pursuant to Title 1 of the Jumpstart Our Business Startups Act, Section 3 of the Securities Exchange Act of 1934, and Section 2 of the Securities Act of 1933 (the “Securities Act”), the Issuer is an “emerging growth company,” which had annual gross revenues of less than $1 billion for the year ended 2011, its most recently completed fiscal year. The Issuer’s common equity securities have not been previously sold pursuant to an effective registration statement under the Securities Act.

As part of this submission, please also find a substantially complete draft registration statement of the Issuer in a text searchable pdf file.

Please do not hesitate to contact me with any questions.

Sincerely,

Christina Edling Melendi

cc:     David J. Campbell (Silvercrest Asset Management Group Inc.)

Floyd I. Wittlin (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)